VIA EDGAR & FACSIMILE

July 12, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian R. Cascio, Accounting Branch Chief

Re:	Cardionet, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on February 23, 2010
File No. 001-33993

Dear Mr. Cascio:

This letter responds to your letter dated June 30, 2010, which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”).  For your convenience, we have included each of the Staff’s comments in italics before the corresponding response.  The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs numbered in your June 30, 2010 letter.

With respect to comment #7, the Company intends to file an amendment to the 2009 Form 10-K setting forth an executed auditor’s consent promptly following resolution of the Staff’s comments.  With respect to the Staff’s other comments, where indicated below, the Company intends to draft its disclosure in future filings with the Commission under the Securities Exchange Act of 1934, as amended, to reflect the positions explained in the comment responses below.

Pursuant to your letter dated June 30, 2010, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7.  Management’s Discussion and Analysis

Reimbursement, page 49

1.                                       We note the discussion of the reduction in the reimbursement rate for your MCOT service effective September 1, 2009, which has had negative impact on your revenue and operating results and has presented significant challenges to your current business model.  We also note your discussion on page 13 of your Form 10-Q for the quarterly period ended March 31, 2010 that the decline in the reimbursement rate has presented significant challenges to the viability of your current business model.  Please provide us your analysis of the expected impact of the reduction in the reimbursement rate on your business and steps you have taken to address the long term impact of this on your business operations.

Response:

The Medicare rate reduction for the MCOT service offering became effective on September 1, 2009. MCOT sales represent approximately 90% of the Company’s total revenue. Medicare represents approximately 40% of the Company’s total MCOT volume. The Company estimates that the Medicare rate reduction of 33% caused a reduction in revenue for the four months ended December 31, 2009 of approximately $6.3 million. The calculation of the $6.3 million estimate is outlined below:

Medicare Reimbursement Rate prior to 9/1/2009	$1,123
Medicare Reimbursement Rate subsequent to 9/1/2009	754
Change in Reimbursement Rate	$369
Medicare Patient Volume - 4 Mths Ended 12/31/2009	17,000
Difference in Revenue due to rate decline (in millions)	$6.3

Annual Impact Assuming Consistent Volume (in millions)	$18.9

The Company has taken several steps to address the long-term impact of the rate reduction on the Company’s operating results. The primary goal of these steps is cost reduction. The cost reduction activities are outlined on page 55 of the Company’s 2009 Form 10-K, and on page 13 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. The activities described primarily include the geographic consolidation of facilities and operations, process efficiency improvements and headcount reductions. In addition to the restructuring activities described above, as noted on page 14 of the 2009 Form 10-K, the Company also expects to achieve cost savings from its next generation MCOT device. These actions have resulted in maintaining more efficient operations and have improved the overall viability of the business.

Goodwill and Acquired Intangible Assets, page 52

2.                                       We note the discussion of your goodwill impairment analysis on page 52 and that no impairment has been recorded in fiscal years 2009 or 2008.  Please tell us how you considered the impact of the reduction in the reimbursement rate for your MCOT services and the significant decline in your stock price in your goodwill impairment assessment for fiscal 2009.

Response:

In preparing the goodwill analysis, the Company utilized a discounted cash flow model and considered the current market value of its stock.  As an input to the discounted cash flow, the Company used forecasted revenue that reflected the reduced Medicare reimbursement rates as well as the favorable impact of the cost reduction activities disclosed in its periodic filings.  The Company also reviewed its publicly traded market value adjusted for an appropriate change of control premium as an indicator of the fair value of the Company.  Neither the discounted cash flow analysis nor the market capitalization analysis indicated that the fair value was less that the carrying value of the Company’s single reporting unit.

Results of Operations

Years Ended December 31, 2009 and 2008, page 55

3.                                       Please tell us where you have disclosed the reason for the significant increase in the provision for bad debt expense in fiscal 2009 and 2008 and clarify whether the increase in fiscal 2009 is related to the reduction in the reimbursement rate for your MCOT services.

Response:

The Company discussed the increase in the allowance for doubtful accounts on pages 69 and 70 of its 2009 Form 10-K in its accounting policy related to accounts receivable and allowance for bad debts. Although the Company did not explicitly discuss the reasons behind the decline in its collections experience in its 2009 Form 10-K, it did discuss the cause of the decline in its Current Report on Form 8-K filed November 10, 2009, as follows:

“Bad debt continues to negatively impact earnings and we are taking aggressive steps to address this issue.  The bad debt issue is partly attributable to the billing and collections practices stemming from the Company’s entrepreneurial past which have taken longer than expected to correct.  In 2009, CardioNet reorganized the billing and collections area and has recently rebilled 100% of the net receivables over 120 days.  As a result of our efforts, we are now seeing favorable trends with our current receivables.  Despite this progress, we remain unsatisfied with the results to date.  Therefore, we recently moved the entire revenue cycle organization, from order entry to collections, under one management team creating a structure for improved transaction flow and enhanced productivity.  We also engaged an outside collections firm to focus on older receivables and implemented an electronic revenue cycle management platform, transitioning from a largely paper-based billing system.”

The increase in the allowance is not related to the reduction in Medicare reimbursement rate. The rate change was strictly prospective, beginning on September 1, 2009. There were no retroactive components to the rate change. The increase in the allowance for doubtful accounts is described more fully in the response to Question 5 below. To the extent there are significant changes in the provision for bad debt expense, the Company will include in future filings a discussion of changes in the provision for bad debt expense.

4.                                       We note the significant increases in bad debt expense and in your allowance for doubtful accounts, as disclosed here and on pages 64 and 70.  With a view toward disclosure in applicable future filings, please tell us about any known trends related to your ability to collect accounts receivable and the ability of your customers to satisfy their payment obligations to you.

Response:

In future filings, the Company will disclose known trends related to its ability to collect accounts receivable and the ability of our customers to satisfy their payment obligations to us. An example of a future filing, based on recent 2010 trends, is as follows:

The Company continues to experience improvement in its cash collection activity. The days sales outstanding has declined from 113 days at the end of Q1 2010 to 104 days at the end of Q2 2010, due primarily to favorable cash collection activity. The billing backlog remains at less than three days, leading to more timely collection of current revenues. We expect the positive trend to continue throughout the course of 2010.

Financial Statements

Note 2.  Accounts Receivable and Allowance for Bad Debt, page 69

5.                                       Please tell us why your allowance is 35% and 27% of accounts receivable at December 31, 2009 and 2008.  In addition, tell us about the reason for the significant increase in your allowance at December 31, 2009.  Please tell us the percentage of your receivables that are with third party payors versus patients.  Please also provide an aging of your receivables at December 31, 2008 and 2009.

Response:

The allowance is 35% and 27% of accounts receivable at December 31, 2009 and 2008, respectively, due to the aging of the receivables as of those points in time. The Company estimates its allowance for doubtful accounts based on historical collection experience and an analysis of specific outstanding claims. The allowance is calculated by applying average reserve percentages based on the analysis for specific payors, in specific aging buckets.

The catalyst for the increase in the allowance from 2008 to 2009 was primarily related to several operational challenges the Company experienced in the first half of 2009 and the implementation of the CPT code issued in January 2009. The increase in the allowance is not related to the reduction in Medicare reimbursement rates; the Company was experiencing a decline in collection activity prior to the rate reduction taking effect.

•                  Operational challenges - Several of our experienced upper and middle management resources in the reimbursement department were reallocated to other departments in the fourth quarter of 2008 and first quarter of 2009 in anticipation of volume growth during that period. Several operational inefficiencies occurred. First, collection efforts received less attention, and prioritization of collection activities was not centrally coordinated.

As a result, collections resources were not used in the most efficient manner possible. Effort was not spent attempting to collect receivables from customers with high historical collection rates and those receivables aged to a point that many became uncollectible due to the passage of time. Second, because of resource constraints, billing activities became backlogged. Because of the longer billing cycle, the aging of receivables was extended, and cash collections declined. The Company has since allocated the appropriate resources to prevent these issues from recurring.

•                  Implementation of new CPT code in January 2009 - The Category I CPT code 93229 was established by the American Medical Association for Mobile Cardiovascular Telemetry, effective on January 1, 2009. Reimbursement was previously obtained through non-specific billing codes which require various narratives that, in most cases, involve semi-automated or manual processing, as well as additional review by payors. The implementation of the new CPT code is discussed in several sections of the 2009 Form 10-K, most notably on pages 5, 49 and 68.

The Company’s contracted payors had to establish the new CPT code in their reimbursement systems to allow for processing of claims. The creation of the new code in payors’ reimbursement systems did not happen in a uniform time frame during 2009. In certain instances communication between the Company and payor reimbursement departments was ineffective. For example, a payor may have set up the new CPT code in their system, but did not inform the Company. The Company then continued submitting claims under the prior non-specific billing code, and the claims were initially denied and had to be resubmitted under the applicable code. This problem was compounded by the operational issues noted above. Denials related to this code implementation were sometimes complex to process and resolve. As a result, the related accounts receivable aged longer than normal which created additional collection challenges. As of the end of 2009, the majority of the Company’s contracted payors have set up the new CPT code in their system.

The table below illustrates the break-out between third party payors and patient pay balances:

	2009	2008
Third party payors	91%	95%
Patient Pay	9%	5%
Total gross AR	100%	100%

An aging of the Company’s gross receivables as of December 31, 2009 and 2008 is as follows:

in millions	0 to 6m	7 to 12m	13 to 18m	> 18m	Total
December 31, 2009	$29.3	$15.3	$11.1	$7.5	$63.3
December 31, 2008	$35.2	$11.6	$4.3	$2.8	$53.9

Note 2.  Segment Information, page 74

6.                                       In future filings, please quantify revenues from each of your major product lines or tell us why you believe this is not required.  For guidance, please see FASB ASC 280-10-50-40.

Response:

Based on the guidance in ASC 280-10-50-40, the revenues from similar products and services should be grouped and reported as a segment. The Company considers itself to be a single reporting unit, engaged in the manufacture, development and commercialization of products to perform monitoring services for the diagnosis of probable arrhythmic symptoms. The Company utilizes shared resources between its sales function, reimbursement and billing activities and manufacturing and distribution. The Company provides information to its chief operating decision maker as a single, combined reporting unit.

Consent of Independent Registered Public Accounting Firm, Exhibit 23

7.                                       We note that your Form 10-K is incorporated by reference in your registration statement on Form S-8.  Please amend the filing to include a signed auditor’s consent.  Please refer to the guidance provided in Item 302(a) of Regulation S-T, which addresses signatures in electronic filings.

Response:

Promptly following the resolution of the Staff’s comments, the Company will amend the 2009 Form 10-K filing to incorporate a signed independent auditor’s consent in accordance with Item 302(a) of Regulation S-T.

If you have any questions about the foregoing, please feel free to contact me at (610) 729-5000 or Justin W. Chairman of Morgan, Lewis & Bockius LLP, the Company’s outside legal counsel, at (215) 963-5061.

Sincerely,

/s/ Joseph H. Capper

Joseph H. Capper
President and Chief Executive Officer

Enclosures

cc:	Jeanne Bennett, Securities and Exchange Commission
Gabriel Eckstein, Securities and Exchange Commission
Geoffrey Kruczek, Securities and Exchange Commission
Heather C. Getz, CardioNet, Inc.
Justin W. Chairman, Morgan, Lewis & Bockius LLP